EXHIBIT 21.1

LIST OF SUBSIDIARIES OF

DURATA THERAPEUTICS, INC.

Entity	Jurisdiction of Incorporation or Organization

Durata Therapeutics Holding C.V.	The Netherlands

Durata Therapeutics International B.V.	The Netherlands

Vicuron Pharmaceuticals Inc.	Delaware